Exhibit 99.2

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of July 29, 2026, and is between Bitzero Holdings Inc., a corporation existing under the Business Corporations Act (British Columbia) (the “Company”), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a “Purchaser” and collectively the “Purchasers”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(a)(2) of the Securities Act (as defined below), and Rule 506(b) of Regulation D promulgated thereunder, the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

ARTICLE I
DEFINITIONS

1.1. Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Acquiring Person” shall have the meaning ascribed to such term in Section 4.4.

“Affiliate” means, as applicable, any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act, and has the meaning ascribed thereto in the Securities Act (British Columbia).

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or Canada or any day on which banking institutions in the State of New York or Province of British Columbia are authorized or required by law or other governmental action to close.

“Canadian Jurisdictions” means each of the provinces of Canada other than Québec.

“Canadian Qualifying Authorities” means the Canadian securities regulatory authorities in each of the Canadian Jurisdictions.

“Canadian Securities Laws” means the respective regulations and rules under the laws together with applicable published policies, policy statements, instruments, blanket orders, blanket rulings and notices of the securities regulatory authorities in the Canadian Jurisdictions.

“CFPOA” means the Corruption of Foreign Public Officials Act (Canada).

“Closing” means the closing of the purchase and sale of the Securities pursuant to Section 2.1.

“Closing Date” means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchasers’ obligations to pay the Subscription Amount and (ii) the Company’s obligations to deliver the Securities, in each case, have been satisfied or waived, but in no event later than (x) if this Agreement is executed and delivered at or prior to 4:00 p.m. (New York City time) on a Trading Day, the first (1st) Trading Day following the date hereof, and (y) if this Agreement is executed and delivered after 4:00 p.m. (New York City time) on a Trading Day, or on a day that is not a Trading Day, the second (2nd) Trading Day following the date hereof.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commission” means the United States Securities and Exchange Commission.

“Common Share Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred share, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

“Common Shares” means the common shares of the Company, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Company BC Counsel” means NEXA LEGAL LLP, 2505-1177 W Hastings Street, Vancouver, British Columbia, V6E 2L3, Canada.

“Company Canada Counsel” means Garfinkle Biderman LLP, 1 Adelaide Street East, Suite 801, Toronto, Ontario, M5C 2V9, Canada.

“Company U.S. Counsel” means Greenberg Traurig, P.A., 333 S.E. 2nd Avenue, Suite 4400, Miami, Florida 33131.

“Consents” shall have the meaning ascribed to such term in Section 3.1(q).

“Crypto Assets” means digital assets that are issued or transferred using distributed ledger or blockchain technology, including but not limited to cryptocurrencies (e.g., Bitcoin, Ethereum), stablecoins, and other fungible or non-fungible tokens held or used by the Company.

“CSE” means the Canadian Securities Exchange.

“Disqualification Event” shall have the meaning ascribed to such term in Section 3.1(pp).

“EDGAR” means the Commission’s Electronic Data Gathering, Analysis and Retrieval System.

“Environmental Law” shall have the meaning ascribed to such term in Section 3.1(o).

“Equity Compensation Plans” means the Company’s stock option plan and restricted share unit plan, and includes any successor plan approved in accordance with applicable Trading Market rules.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

“FinCEN” means Financial Crimes Enforcement Network.

“Governmental Authorities” shall have the meaning ascribed to such term in Section 3.1(q).

“Hazardous Substances” shall have the meaning ascribed to such term in Section 3.1(o).

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Intellectual Property” shall have the meaning ascribed to such term in Section 3.1(r).

“Issuer Covered Person” and “Issuer Covered Persons” shall have the meaning ascribed to such term in Section 3.1(pp).

“IT Systems” shall have the meaning ascribed to such term in Section 3.1(mm).

“Legend Removal Date” shall have the meaning ascribed to such term in Section 4.1(e).

“Lien” means a lien, charge, mortgage, pledge, security interest, claim, right of first refusal, pre-emptive right, or other encumbrance of any kind whatsoever.

“Lock-Up Agreement” means the Lock-Up Agreement providing for the lock-up of Common Shares or securities convertible, exchangeable or exercisable into, Common Shares for a period commencing on the Closing Date and ending sixty (60) days after the effective date of the Registration Statement, executed by the directors and executive officers of the Company, in the form of Exhibit D attached hereto.

“Material Adverse Effect” shall have the meaning assigned to such term in Section 3.1(b).

“Money Laundering Laws” shall have the meaning assigned to such term in Section 3.1(ll).

“NASDAQ” means the Nasdaq Stock Market LLC.

“OFAC” means Office of Foreign Assets Control of the U.S. Treasury Department.

“Patriot Act” shall have the meaning assigned to such term in Section 3.2(j).

“PCMLTFA” shall have the meaning assigned to such term in Section 3.2(j).

“Per Special Warrant Purchase Price” equals US$4.25, subject to adjustment for reverse and forward share splits, share dividends, share combinations and other similar transactions of the Common Shares that occur after the date of this Agreement.

“Person” or “person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Personal Data” shall have the meaning ascribed to such term in Section 3.1(mm).

“PFIC” means a “passive foreign investment company” within the meaning of Section 1297 of the Code of 1986.

“Placement Agent” means Clear Street LLC.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition) pending or, to the Company’s knowledge, threatened in writing against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign).

”Purchaser Party” shall have the meaning ascribed to such term in Section 4.7.

“Qualifying Prospectus” means a qualifying prospectus meeting the requirements set forth in the Registration Rights Agreement and covering the qualification of the Shares and Warrants issuable upon the automatic exercise of the Special Warrants.

“Registration Rights Agreement” means the Registration Rights Agreement, dated on or about the Closing Date, among the Company and the Purchasers, in substantially the form of Exhibit C attached hereto.

“Registration Statement” means a registration statement (or supplement to a prospectus contained therein) meeting the requirements set forth in the Registration Rights Agreement and covering the resale by the Purchasers of the Shares and the Warrant Shares.

“Required Approvals” shall have the meaning ascribed to such term in Section 3.1(e).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Sanctions” shall have the meaning ascribed to such term in Section 3.1(jj).

“SEC Reports” shall have the meaning ascribed to such term in Section 3.1(i).

“Securities” means the Special Warrants, the Shares, the Warrants and the Warrant Shares.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“SEDAR+” means the System for Electronic Document Analysis and Retrieval + of the Canadian Securities Administrators.

“SEDAR+ Filings” means all reports, schedules, forms, statements and other documents filed by the Company on SEDAR+.

“Shares” means the Common Shares issuable to each Purchaser upon the automatic exercise of the Special Warrants.

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include locating and/or borrowing Common Shares).

“Special Warrants” means, collectively, the special warrants of the Company delivered to the Purchasers at the Closing in accordance with Section 2.2(a) hereof, with each Special Warrant automatically exercisable in accordance with its terms, without payment of additional consideration, for one Share and one Warrant, in substantially the form of Exhibit A attached hereto.

“Specified Person” shall have the meaning ascribed to such term in Section 3.1(jj).

“Standard Settlement Period” “shall have the meaning ascribed to such term in Section 4.1(e).

“Subscription Amount” means, as to each Purchaser, the aggregate amount to be paid for Special Warrants purchased hereunder as specified below such Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds.

“Subsidiaries” and each, a “Subsidiary” means the material subsidiaries of the Company as set forth in its annual information form for its fiscal year ended September 30, 2025.

“Trading Day” means a day on which the principal Trading Market in the United States is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, the OTCQB, the OTCQX, the Pink Open Market, the Canadian Securities Exchange, the TSX Venture Exchange, the Toronto Stock Exchange (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the Registration Rights Agreement, the certificates representing the Special Warrants, and the certificates representing the Warrants.

“Transfer Agent” means Odyssey Trust Company, located at 1100 - 67 Yonge Street, Toronto, Ontario, M5E 1J8, Canada, which is the duly appointed registrar and transfer agent of the Company with respect to the Common Shares.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted on a Trading Market that is a U.S. national securities exchange, the daily volume weighted average price of the Common Shares for such date (or the nearest preceding date) on such Trading Market on which the Common Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if the Common Shares are not then listed or quoted on a Trading Market that is a U.S. national securities exchange, the volume weighted average price of the Common Shares for such date (or the nearest preceding date) on a Trading Market in Canada, (c) if the Common Shares are not then listed or quoted on a Trading Market that is a U.S. national securities exchange or a Trading Market in Canada, the volume weighted average price of the Common Shares for such date (or the nearest preceding date) on the OTCQB or the OTCQX, as applicable, (d) if the Common Shares are not then listed or quoted for trading on the OTCQB or the OTCQX and if prices for the Common Shares are then reported in the Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Shares so reported, or (e) in all other cases, the fair market value of a Common Share as determined by an independent appraiser selected in good faith by the Purchasers of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“Warrant Shares” means the Common Shares issuable upon exercise of the Warrants.

“Warrants” means, collectively, the Common Share purchase warrants delivered to the Purchasers upon the automatic exercise of the Special Warrants, which Warrants shall have a term of exercise equal to five (5) years from the date of issuance of the Special Warrants, in substantially the form of Exhibit B attached hereto.

ARTICLE II
PURCHASE AND SALE

2.1. Closing. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Purchasers, severally and not jointly, agree to purchase, an aggregate of 5,828,342 Special Warrants. The Company shall deliver to each Purchaser its respective Special Warrants as determined pursuant to Section 2.2(a), and the Company and each Purchaser shall deliver the other items set forth in Section 2.2 deliverable at the Closing. Upon satisfaction of the covenants and conditions set forth in Sections 2.2 and 2.3, the Closing shall occur electronically or such other location as the parties shall mutually agree. In the event that the Closing does not occur within three Business Days after the Closing Date, the Company shall promptly (but not later than one business day thereafter) return the previously wired amounts to each respective Purchaser by wire transfer of United States dollars in immediately available funds to the account specified by each Purchaser, any book entries for the Securities shall be deemed cancelled.

2.2. Deliveries.

(a) On or prior to the Closing Date, except as indicated below, the Company shall deliver or cause to be delivered to each Purchaser the following:

(i) this Agreement duly executed by the Company;

(ii) customary legal opinion of Company BC Counsel and Company U.S. Counsel, each in a form reasonably acceptable to the Purchasers;

(iii) a certificate of an executive officer of the Company certifying (A) that the Company’s charter documents are true and complete, have not been modified and are in full force and effect; (B) that the resolutions of the Company’s Board of Directors relating to the Offering are in full force and effect and have not been modified; and (C) as to the incumbency of the officers of the Company who have executed documents in connection with the Offering;

(iv) the Company’s wire instructions, on Company letterhead, executed by the Chief Executive Officer or Chief Financial Officer;

(v) a certificate registered in the name of such Purchaser representing such number of Special Warrants equal to such Purchaser’s Subscription Amount divided by the Per Special Warrant Purchase Price;

(vi) the Registration Rights Agreement duly executed by the Company; and

(vii) the Lock-Up Agreements.

(b) On or prior to the Closing Date, each Purchaser shall deliver or cause to be delivered to the Company the following:

(i) this Agreement duly executed by such Purchaser;

(ii) the Registration Rights Agreement duly executed by such Purchaser; and

(iii) such Purchaser’s Subscription Amount.

2.3. Closing Conditions.

(a) The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Purchasers contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of each Purchaser required to be performed at or prior to the Closing Date shall have been performed;

(iii) the delivery by each Purchaser of the items set forth in Section 2.2(b) of this Agreement; and

(iv) the offering of Securities contemplated hereunder being publicly announced and notice having been submitted to the CSE in accordance with the requirements of the CSE applicable to the offering of the Securities and the notification of the offering of Securities pursuant to this Agreement being made to the NASDAQ.

(b) The respective obligations of the Purchasers hereunder in connection with the Closing are subject to the following conditions being met:

(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

(iii) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;

(iv) there shall have been no Material Adverse Effect with respect to the Company since the date hereof; and

(v) from the date hereof to the Closing Date, trading in the Common Shares shall not have been suspended by the Commission, the NASDAQ or the CSE, and, at any time from the date hereof and prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of such Purchaser, makes it impracticable or inadvisable to purchase the Securities at the Closing.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1. Representations and Warranties of the Company. The Company hereby makes the following representations and warranties to each Purchaser:

(a) Subsidiaries. The only material subsidiaries of the Company (within the meaning of National Instrument 45-106 - Prospectus Exemptions), each of which is directly or indirectly wholly-owned by the Company, are the Subsidiaries. Except as disclosed in Schedule 3.1(a), the Company owns, directly or indirectly, all of the share capital or other equity interests of each Subsidiary free and clear of any Liens, and all of the issued and outstanding shares of share capital of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities. Other than the Subsidiaries, neither the Company nor any Subsidiary has, directly or indirectly, any interest (whether equity, debt or otherwise) in any entity which is material to it. Except as disclosed in Schedule 3.1(a), no Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s share capital, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary’s property or assets to the Company or any other Subsidiary of the Company. Other than the shares or other equity interests in the Subsidiaries, the Company does not have any equity interest, directly or indirectly, in any person, that is material to it. There are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any share capital of any Subsidiary, or contracts, commitments, understandings or arrangements by which any Subsidiary is or may become bound to issue share capital. Each Subsidiary has been duly organized and validly exists as a corporation, limited liability company or other organization in good standing under the laws of the jurisdiction of its organization, with full corporate power and authority to own, lease and operate its properties and to conduct its business as described in the SEC Reports and the SEDAR+ Filings.

(b) Organization and Qualification. Each of the Company and the Subsidiaries has been duly organized and validly exists as a corporation, limited partnership or company in good standing (or the foreign equivalent thereof, if any) under the laws of its jurisdiction of organization. Each of the Company and the Subsidiaries is duly qualified to do business and is in good standing as a foreign or extra-provincial corporation, partnership, company or limited liability company in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually and in the aggregate) would not have a Material Adverse Effect. No Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail in any material respect such power and authority or qualification. None of the Company or any Subsidiary is in violation or default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents in any material respect. The term “Material Adverse Effect” means an effect, change, event or occurrence that, alone or in conjunction with any other or others: (i) has or would reasonably be expected to have a material adverse effect on: (i) the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries, taken as a whole, (ii) the legality, validity or enforceability of any Transaction Document, or (iii) the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document.

(c) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company’s shareholders in connection herewith or therewith other than in connection with the Required Approvals. This Agreement and each other Transaction Document to which the Company is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms (assuming the due authorization, execution and delivery thereof by the Purchasers), except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting generally the enforcement of creditors’ rights and remedies or by other equitable principles of general application, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(d) No Conflicts. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary or give to others any rights of termination, amendment, anti-dilution or similar adjustments, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected except for such rights as have been waived, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject, or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as would not have or reasonably be expected to result in a Material Adverse Effect.

(e) Filings, Consents and Approvals. Assuming the accuracy of the Purchasers’ representations, warranties, acknowledgments, understandings and agreements set forth in Section 3.2, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of this Agreement, other than: (i) the filings required pursuant to Section 4.3 of this Agreement, including those contemplated by the Registration Rights Agreement, (ii) the submission of notice to the CSE and notification(s) to the NASDAQ for the listing of the Shares and Warrant Shares for trading thereon in the time and manner required thereby, (iii) such filings as are required to be made under applicable securities laws, including a Form D filing with the Commission and any state notice filings, and (iv) any ordinary course filing or report with the Canadian Qualifying Authorities, (collectively, the “Required Approvals”), and excluding such consents, waivers, authorizations, or filings that have already been obtained or will be obtained on or prior to the Closing Date.

(f) Issuance of the Securities. The Securities are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and non-assessable (in the case of the Shares), free and clear of all Liens imposed by the Company. The Warrant Shares, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and non-assessable, free and clear of all Liens imposed by the Company.

(g) Reporting Issuer; Listing of Shares. The Company qualifies, and at the time of the filing of the Registration Statement will qualify, as a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act. The Common Shares are registered pursuant to Section 12(b) of the Exchange Act and, except as disclosed in Schedule 3.1(g), the Company has complied in all material respects with applicable periodic reporting requirements under the Exchange Act during the twelve (12) months preceding the date hereof; the Shares and Warrant Shares are or by the time of Closing will have been conditionally approved for listing and posted for trading on the CSE and the NASDAQ has been or by the time of Closing will have been notified of the Offering of the Securities and not objected thereto, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act or de-listing the Common Shares from the CSE or NASDAQ, nor has the Company received any notification that the Commission, the CSE or NASDAQ is contemplating terminating such registration or listing. The Company is in compliance, in all material respects, with the CSE Policy Manual and rules and regulations of NASDAQ. There are no pending or anticipated changes to the Company’s business or financial statements that would result in the Common Shares being de-listed from, or suspended from trading on, the CSE or NASDAQ. The Common Shares are currently eligible for electronic transfer through The Depository Trust Company and the Company is current in payment of the fees to The Depository Trust Company in connection with such electronic transfer.

(h) Capitalization. The capitalization of the Company as of the date hereof is as set forth in Schedule 3.1(h), which Schedule 3.1(h) shall also include the number of Common Shares owned beneficially, and of record, by Affiliates of the Company as of the date hereof. The authorized and issued capital of the Company conform to the description thereof contained in the SEC Reports and SEDAR+ Filings. All of the issued and outstanding Common Shares are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with all applicable Canadian, United States and other securities laws (except as would not have or reasonably be expected to result in a Material Adverse Effect) and not in violation of or subject to any preemptive or similar right that entitles any person to acquire from the Company any Common Shares or other security of the Company or any security convertible into, or exercisable or exchangeable for, Common Shares or any other such security, except for such rights as may have been fully satisfied or waived prior to the date hereof. Except as set forth in the SEC Reports and SEDAR+ Filings, the Company has no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any Common Shares, or contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional Common Shares or Common Share Equivalents. Except as disclosed in Schedule 3.1(h), no Person has any right of first refusal, pre-emptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as disclosed in Schedule 3.1(h), the issuance and sale of the Securities will not obligate the Company to issue Common Shares or other securities to any Person (other than the Purchasers) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. Except as disclosed in Schedule 3.1(h), there are no outstanding securities or instruments of the Company with any provision that adjusts the exercise, conversion, exchange or reset price of such security or instrument upon an issuance of securities by the Company. Except as disclosed in Schedule 3.1(h), there are no outstanding securities or instruments of the Company that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company is or may become bound to redeem a security of the Company. Other than as provided for under the Equity Compensation Plans, the Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement. Except for the Required Approvals, no further approval or authorization of any shareholder of the Company, the Board of Directors or others is required for the issuance and sale of the Securities. Except as disclosed in Schedule 3.1(h), there are no shareholders agreements, voting agreements or other similar agreements with respect to the Company’s share capital to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders.

(i) Reports. Except as disclosed in Schedule 3.1(i): (i) There are no reports or information that in accordance with the requirements of Canadian Securities Laws, the Securities Act or the Exchange Act must be made publicly available prior to the Closing Date in connection with the offering and sale of the Securities prior to the Closing Date that have not been made publicly available as required; (ii) there are no documents required to be filed as of the date hereof with the Canadian Qualifying Authorities or with any other Canadian securities regulatory authority, the Commission or any U.S. state regulatory authority in connection with the offering and sale of the Securities that have not been filed as required (other than a customary post-closing Form D filing with the Commission and any applicable U.S. state notice filings); and (iii) the Company has not filed any confidential material change reports or similar confidential report with any securities regulatory authority that is still maintained on a confidential basis. Except as disclosed in Schedule 3.1(i), the Company has complied in all material respects with requirements to file all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and Exchange Act, including pursuant to Section 13(a) or 15(d) thereof (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), except as disclosed in Schedule 3.1(i), the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and the SEDAR+ Filings complied in all material respects with Canadian Securities Laws, as applicable.

(j) Financial Statements. Except as disclosed in Schedule 3.1(j), since September 30, 2025, the consolidated financial statements of the Company, including the notes thereto, included in the SEC Reports and the SEDAR+ Filings present fairly, in all material respects, the financial position as of the dates indicated and the cash flows and results of operations for the periods specified of the Company on a consolidated basis; said consolidated financial statements have been prepared in conformity with IFRS. No other financial statements or supporting schedules are required to be included pursuant to Canadian Securities Laws or the Exchange Act. Except as disclosed in Schedule 3.1(j), since September 30, 2025, the other financial and statistical information included in the SEC Reports and SEDAR+ Filings present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements that are included the SEC Reports and SEDAR+ Filings and the books and records of the Company. There are no material off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Company or other persons that would reasonably be expected to result in a Material Adverse Effect.

(k) Material Changes; Undisclosed Events, Liabilities or Developments. Except as disclosed in Schedule 3.1(k), since the date of the Company’s interim financial statements for the three month period ended March 31, 2026, (i) there has been no event, occurrence or development that has had or that would reasonably be expected to result in a Material Adverse Effect, (ii) none of the Company or any Subsidiary has incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to IFRS or disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any of its outstanding shares and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to the Equity Compensation Plans. Except for the issuance of the Securities contemplated by this Agreement, no event, liability, fact, circumstance, occurrence or development has occurred or exists with respect to the Company, the Subsidiaries or their respective businesses, prospects, operations, assets or financial condition that would be required to be publicly disclosed by the Company under applicable securities laws on the date hereof that has not been publicly disclosed at least one (1) Trading Day prior to the date hereof, except such as would not have a Material Adverse Effect.

(l) Litigation. There is no proceeding pending against or affecting the company, any subsidiary or any of their respective properties that (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) would, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect, and to the knowledge of the Company, no such Proceeding has been threatened. Neither the Company nor any Subsidiary, nor, to the knowledge of the Company, any director or officer thereof, is or has been the subject of any Proceeding involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty; nor, to the knowledge of the Company is any director or officer now subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular exchange. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission or Canadian Qualifying Authorities involving the Company or any current director or officer of the Company. Neither the Commission nor the Canadian Qualifying Authorities has issued any stop order or other order suspending the effectiveness of any registration statement or prospectus filed by the Company or any Subsidiary under the Exchange Act or the Securities Act or Canadian Securities Laws.

(m) Labor Relations. No labor disturbance by the employees of the Company or any Subsidiary exists or, to the Company’s knowledge, is imminent and the Company is not aware of any existing or imminent labor disturbances by the employees of any of its or any Subsidiary’s principal suppliers, manufacturers, customers or contractors, which, in either case (individually or in the aggregate), would have a Material Adverse Effect. No union has been accredited or otherwise designated to represent any employees of the Company or any Subsidiary and, to the knowledge of the Company, no accreditation request or other representation question is pending with respect to the employees of the Company or any Subsidiary, and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the Company’s or any Subsidiary’s facilities and none is currently being negotiated by the Company or any Subsidiary.

(n) Compliance. Except where non-compliance does not have and would not have a Material Adverse Effect, each of the Company and the Subsidiaries has conducted and is conducting its business or activities in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on such business or activities, and neither the Company nor any Subsidiary has received any notice of any alleged violation of any such laws, rules or regulations. The Company and the Subsidiaries are in compliance with all applicable federal, provincial, territorial, state, municipal, local and foreign laws, regulations, orders and decrees governing its business, except where noncompliance would not, singularly or in the aggregate, have a Material Adverse Effect.

(o) Environmental Law. There has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any kind of hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials (“Hazardous Substances”) by, due to, on behalf of, or caused by the Company or any Subsidiary (or, to the Company’s knowledge, any other entity for whose acts or omissions the Company is or may be liable) upon any property now or previously owned, operated, used or leased by the Company or any Subsidiary, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit, common law provision or other legally binding standard relating to pollution or protection of human health and the environment (“Environmental Law”), except for violations and liabilities which, individually or in the aggregate, would not have a Material Adverse Effect. There has been no disposal, discharge, emission contamination or other release of any kind at, onto or from any such property or into the environment surrounding any such property of any Hazardous Substances with respect to which the Company or any Subsidiary has knowledge, except as would not, individually or in the aggregate, have a Material Adverse Effect. There is no pending or, to the Company’s knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any Subsidiary, except as would not, individually or in the aggregate, have a Material Adverse Effect. No property of the Company or any Subsidiary is subject to any Lien under any Environmental Law. Neither the Company nor any Subsidiary is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, which, in any case (individually or in the aggregate), would have a Material Adverse Effect. The Company and the Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws, and are each in compliance with the requirements thereof, except where the failure to have any such permit, authorization or approval or the failure to be in compliance therewith would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(p) Title to Assets. (i) Each of the Company and the Subsidiaries owns or leases all such properties as are necessary to the conduct of its business as presently operated and as proposed to be operated as described in the SEC Reports and SEDAR+ Filings; (ii) except as disclosed in Schedule 3.1(p), each of the Company and the Subsidiaries has good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of any and all Liens except such as do not (individually or in the aggregate) have a Material Adverse Effect; and any real property and buildings held under lease or sublease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as would not reasonably be expected to have a Material Adverse Effect; and (iii) neither the Company nor any Subsidiary has received any notice or other communication of any claim adverse to its ownership of any real or personal property or of any claim against the continued possession of any real property, whether owned or held under lease or sublease by the Company or any Subsidiary, except as would not have a Material Adverse Effect. Except for the sale of inventory in the ordinary course of business and except as disclosed in Schedule 3.1(p), no person has any contract or any right or privilege capable of becoming a right to purchase any property from the Company or any Subsidiary.

(q) Regulatory Permits. Each of the Company and the Subsidiaries has all requisite power, capacity and authority, and all necessary consents, approvals, authorizations, orders, registrations, qualifications, licenses, filings and permits of, with and from all judicial, regulatory and other legal or governmental agencies and bodies and all third parties, Canadian, U.S. or foreign, including without limitation, any governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals, commercial registers or dispute settlement panels or other law, rule or regulation-making organizations or entities (“Governmental Authorities”) in Canada (collectively, the “Consents”), to own, lease and operate its properties and conduct its business as it is now being conducted or proposed to be conducted, in each case as disclosed in the SEC Reports and SEDAR+ Filings, and each such Consent is valid, existing, in good standing and in full force and effect, except, in each case, where the failure to have any such Consent, or for any such Consent to be valid, existing, in good standing or in full force and effect, would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Subsidiary has received written notice of any investigation or proceedings which, if decided adversely to the Company or any such Subsidiary, as the case may be, would have a Material Adverse Effect. The Company and each Subsidiary are in compliance with the terms and conditions of all such Consents, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect.

(r) Intellectual Property. Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect and except as disclosed in Schedule 3.1(r), (i) each of the Company and the Subsidiaries owns all rights in or has obtained valid and enforceable licenses or other rights to use, the systems, recipes, know how (including trade secrets and other proprietary or confidential information), trade-marks (both registered and unregistered), trade names, patents, patent applications, inventions, copyrights and any other intellectual property (collectively, “Intellectual Property”) described in the SEC Reports and SEDAR+ Filings as being owned or licensed by the Company or which are used for the conduct of the Company’s business as currently carried on and proposed to be carried on, free and clear of any Lien or other adverse claim or interest of any kind or nature affecting the assets of the Company; (ii) to the knowledge of the Company, there is no infringement by third parties of any Intellectual Property owned, licensed or commercialized by the Company; (iii) there is no action, suit, proceeding or claim pending or, to the knowledge of the Company, threatened by others challenging the Company’s rights in or to any Intellectual Property or the validity or scope of any Intellectual Property owned, licensed or commercialized by the Company and the Subsidiaries, and, to the knowledge of the Company, there is no fact that would reasonably be expected to form the basis for any such action, suit, proceeding or claim, except, in each case, as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect; and (iv) to the Company’s knowledge, all trade secrets and other confidential proprietary information forming part of or in relation to the Intellectual Property being owned or licensed by the Company or any Subsidiary is and remains confidential to the Company or such Subsidiary, as the case may be.

(s) Insurance. The Company and the Subsidiaries maintain insurance in such amounts and covering such risks as the Company reasonably considers adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries, all of which insurance is in full force and effect, except where the failure to maintain such insurance would not have a Material Adverse Effect. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

(t) Transactions at Arm’s Length. Except as set forth on Schedule 3.1(t), none of the officers or directors of the Company or any Subsidiary and, to the knowledge of the Company, none of the employees of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, providing for the borrowing of money from or lending of money to or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee, shareholder, member or partner, in each case in excess of $120,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including stock option agreements under any stock option plan of the Company.

(u) Internal Control Over Financial Reporting and Internal Accounting Controls. Except as disclosed in Schedule 3.1(u), the Company and its Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; except as disclosed in Schedule 3.1(u), the Company believes that the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act and under Canadian Securities Laws) is effective and the Company is not aware of any material weakness in its internal control over financial reporting.

(v) No Change in the Company’s Internal Control Over Financial Reporting. Except as disclosed in Schedule 3.1(v), since the date of the latest audited consolidated financial statements of the Company included SEC Reports and SEDAR+ Filings, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(w) Disclosure Controls. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws, and are designed to ensure that material information relating to the Company is made known to the Company’s principal executive officer and principal financial officer by others within those entities. Based on the Company’s most recent evaluation of its disclosure controls and procedures, such disclosure controls and procedures were effective as of the date of such evaluation.

(x) Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 applicable to the Company and its directors and officers in such capacities and the rules and regulations promulgated in connection therewith applicable to the Company and its directors and officers in such capacities, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications, except as any such failure would not reasonably be expected to have a Material Adverse Effect.

(y) Certain Fees. Except for fees payable to the Placement Agent, no brokerage or finder’s fees or commissions are or will be payable by the Company or any Subsidiary to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Purchasers shall have no obligation with respect to any such fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due by the Company or any Subsidiary in connection with the transactions contemplated by the Transaction Documents.

(z) Investment Company. The Company is not required to be registered as, and, immediately after receipt of payment for the Securities, will not be required to be registered as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(aa) Registration Rights. No Person has any right to cause the Company or any Subsidiary to effect the registration under the Securities Act or Canadian Securities Laws of any securities of the Company or any Subsidiary, other than as expressly contemplated herein.

(bb) Canadian Reporting Issuer. The Company is a “reporting issuer” or the equivalent thereof in each of the Canadian Jurisdictions where such concept exists. Except as disclosed in Schedule 3.1(bb), the Company is not currently on the list of defaulting reporting issuers maintained by the Canadian Qualifying Authorities in each such Canadian Jurisdiction that maintains such a list and is not in breach of any filing requirement under Canadian Securities Laws which would have or would reasonably be expected to have a Material Adverse Effect.

(cc) Tax Status. Each of the Company and the Subsidiaries has accurately prepared and timely filed all U.S., Canadian and foreign tax returns that are required to be filed by it and has paid or made provision for the payment of all taxes, assessments, governmental or other similar charges with respect to the periods covered by such tax returns, except to the extent that the failure to do any of the foregoing would not be expected to have a Material Adverse Effect. Each of the Company and the Subsidiaries has paid all sales and use taxes and all taxes which the Company or any Subsidiary is obligated to withhold from amounts owing to employees, creditors and third parties, except in any such case as would not have a Material Adverse Effect. No deficiency assessment with respect to a proposed adjustment of the Company’s or any Subsidiary’s Canadian federal, provincial and territorial, U.S. federal and state, local or foreign taxes is pending or, to the Company’s knowledge, threatened. The accruals and reserves on the books and records of the Company and the Subsidiaries in respect of tax liabilities for any taxable period not finally determined are adequate to meet any assessments and related liabilities for any such period and, since the date of the most recent audited consolidated financial statements of the Company, the Company and the Subsidiaries have not incurred any liability for taxes other than in the ordinary course of their business. There is no tax Lien, whether imposed by any U.S., Canadian or other taxing authority, outstanding against the assets, properties or business of the Company or any Subsidiary.

(dd) Anti-Corruption. To the Company’s knowledge, no director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any Subsidiary, has, in each case in connection with the business of the Company or any Subsidiary, taken any action, directly or indirectly, that would result in a violation by the Company or any Subsidiary of the FCPA, the CFPOA or any other applicable anti-corruption law, rule or regulation of Canada, the United States or any other jurisdiction in which the Company or any Subsidiary conducts business, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, property, gift, promise to give or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA), foreign political party or official thereof or candidate for foreign political office, in contravention of the FCPA or the CFPOA. The Company and the Subsidiaries have conducted their businesses in compliance in all material respects with the FCPA and the CFPOA and have instituted and maintain policies and procedures reasonably designed to promote compliance therewith. Neither the Company nor any Subsidiary has engaged in any direct or indirect dealings or transactions in violation of applicable U.S. federal or state criminal laws, including, without limitation, the Controlled Substances Act, the Racketeer Influenced and Corrupt Organizations Act, the Travel Act or any applicable anti-money laundering statute.

(ee) Accountants. The Company’s independent registered public accounting firm is as set forth in the SEC Reports and the SEDAR+ Filings. To the knowledge and belief of the Company, such accounting firm is independent with respect to the Company as required by Canadian Securities Laws and the rules of professional conduct applicable to auditors in each of the provinces and territories of Canada and is an independent registered public accounting firm as required by the Exchange Act. There has not been any “reportable event” (within the meaning of National Instrument 51- 102 – Continuous Disclosure Obligations) with the Company’s independent registered public accounting firm within the last two years.

(ff) Acknowledgment Regarding Purchasers’ Purchase of Securities. The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchasers’ purchase of the Securities. The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(gg) Acknowledgment Regarding Purchaser’s Trading Activity. Notwithstanding anything in this Agreement to the contrary (except for Sections 3.2(f) and 4.12 hereof) it is understood and acknowledged by the Company and the Purchaser that: (i) none of the Purchasers has been asked by the Company to agree, nor has any Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) past or future open market or other transactions by any Purchaser, specifically including, without limitation, Short Sales or “derivative” transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company’s publicly-traded securities; (iii) any Purchaser, and counter-parties in “derivative” transactions to which any such Purchaser is a party, directly or indirectly, presently may have a “short” position in the Common Shares, and (iv) each Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. The Company further understands and acknowledges that (y) one or more Purchasers may engage in hedging activities (in material compliance with applicable laws) at various times during the period that the Securities are outstanding, and (z) such hedging activities (if any) could reduce the value of the existing shareholders’ equity interests in the Company at and after the time that the hedging activities are being conducted. The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents, provided that such activities, in all cases, are conducted by the Purchaser in accordance with all applicable laws, including the policies of any stock exchange on which any shares of the Company are listed and posted for trading .

(hh) Regulation M Compliance. The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clauses (ii) and (iii), compensation paid to the Placement Agent.

(ii) Sanctions. Neither the Company nor any Subsidiary nor, to the Company’s knowledge, any director, officer, employee, agent, affiliate, representative or other person acting on behalf of the Company or any Subsidiary, is an individual or entity (“Specified Person”) that is, or is 50% or more owned or controlled by a Specified Person that is: (i) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, His Majesty’s Treasury, Global Affairs Canada or any other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of comprehensive economic Sanctions, including, without limitation, Cuba, Iran, North Korea, Syria and the Crimea region.

(jj) Equity Compensation Plans. Each award granted by the Company under the Equity Compensation Plans was granted (i) in accordance with the terms of such plan and (ii) with an exercise price in accordance with applicable law. No award granted under the Equity Compensation Plans has been backdated. The Company has not knowingly granted, and there is no and has been no Company policy or practice to knowingly grant, awards prior to, or otherwise knowingly coordinate the grant of awards with, the release or other public announcement of material information regarding the Company or the Subsidiaries or their financial results which would constitute a violation of applicable law.

(kk) Office of Foreign Assets Control. None of the Company, any Subsidiary or, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by OFAC.

(ll) Money Laundering. None of the Company, any Subsidiary, or to the Company’s knowledge, any director, officer, agent, employee, affiliate, representative or other person acting on behalf of the Company or any Subsidiary, has, in each case in connection with the business of the Company or any Subsidiary, at any time during the last five years (i) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (ii) made any unlawful payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties. The operations of the Company and each Subsidiary are and have been conducted in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and the money laundering statutes of all other jurisdictions applicable to the Company or any Subsidiary, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines issued, administered or enforced by any governmental agency having jurisdiction over the Company or any Subsidiary (collectively, the “Money Laundering Laws”). No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(mm) Information Technology. The Company’s and the Subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) operate and perform in all material respects as required in connection with the operation of the business of the Company and the Subsidiaries as currently conducted. The Company and the Subsidiaries maintain commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”) processed and stored thereon, and to the knowledge of the Company, there have been no breaches, incidents, violations, outages, compromises or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. The Company and the Subsidiaries are presently in compliance in all material respects with all applicable laws or statutes and all applicable judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification, except for any such noncompliance that would not have a Material Adverse Effect.

(nn) Compliance with Data Privacy Laws. (i) The Company and the Subsidiaries are, and at all times during the last three (3) years were, in compliance in all material respects with all applicable state, federal and foreign data privacy and security laws and regulations, including, without limitation, the European Union General Data Protection Regulation (“GDPR”) (EU 2016/679) (collectively, “Privacy Laws”); (ii) the Company and the Subsidiaries have in place, comply with, and take appropriate steps reasonably designed to ensure compliance with their policies and procedures relating to data privacy and security and the collection, storage, use, disclosure, handling and analysis of Personal Data (as defined below) (the “Policies”); (iii) the Company provides accurate notice of its applicable Policies to its customers, employees, third party vendors and representatives if and to the extent required by the Privacy Laws; and (iv) applicable Policies provide accurate and sufficient notice of the Company’s then-current privacy practices relating to its subject matter, and do not contain any material omissions of the Company’s then-current privacy practices, if and to the extent required by Privacy Laws. “Personal Data” means (i) a natural Person’s name, street address, telephone number, email address, photograph, social security number, bank information, or customer or account number; (ii) any information which would qualify as “personally identifying information” under the Federal Trade Commission Act, as amended; (iii) “personal data” as defined by GDPR; and (iv) any other piece of information that allows the identification of such natural Person, or his or her family, or permits the collection or analysis of any identifiable data related to an identified Person’s health or sexual orientation. Neither the Company nor any of the Subsidiaries (i) to the knowledge of the Company, has received written notice of any actual or potential liability of the Company or any of the Subsidiaries under, or actual or potential violation by the Company or the Subsidiaries of, any of the Privacy Laws; (ii) is currently conducting or paying for, in whole or in part, any investigation, remediation or other corrective action pursuant to any regulatory request or demand pursuant to any Privacy Law; or (iii) is a party to any order, decree, or agreement by or with any court or arbitrator or governmental or regulatory authority that imposed any obligation or liability under any Privacy Law.

(oo) No Integrated Offering. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of (i) the Securities Act which would require the registration of any such securities under the Securities Act, or (ii) any applicable stockholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

(pp) No Disqualification Events. With respect to the Securities to be offered and sold hereunder in reliance on Rule 506 under the Securities Act, none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering hereunder, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Purchasers a copy of any disclosures provided thereunder.

(qq) Other Covered Persons. Other than the Placement Agent, the Company is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Securities.

(rr) Notice of Disqualification Events. The Company will notify the Purchasers and the Placement Agent in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, reasonably be expected to become a Disqualification Event relating to any Issuer Covered Person.

(ss) Private Placement. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, no registration under the Securities Act is required for the offer and sale of the Securities by the Company to the Purchasers as contemplated hereby. The issuance and sale of the Securities hereunder will not contravene the rules and regulations of any applicable Trading Market.

(tt) Canadian Base Shelf Prospectus. Except as disclosed in Schedule 3.1(tt), the Company is qualified to file a short form base shelf prospectus with the Canadian Qualifying Authorities pursuant to National Instrument 44-101 - Short Form Prospectus Distributions and National Instrument 44-102 - Shelf Distributions.

(uu) Outbound Investment Security Program. The Company either is (i) not a “person of a country of concern”; or (ii) not engaged in any “covered activity,” as these terms are defined in 31 C.F.R. Part 850, as implemented or revised from time to time (the “Outbound Investment Rules”). The Company has no intention of becoming a “person of a country of concern” that engages in any “covered activity.” The Company is not a person that directly or indirectly holds a board seat on, a voting or equity interest in, or any contractual power to direct or cause the direction of the management of policies of any “covered foreign person” (as defined in the Outbound Investment Rules).

(vv) Crypto Assets. The Company owns, directly or indirectly, and has good and valid title to all Crypto Assets reflected in its financial statements or otherwise held in connection with its business, free and clear of all Liens, except as disclosed in Schedule 3.1(vv) or for such Liens as would not, individually or in the aggregate, have a Material Adverse Effect. The Company holds its Crypto Assets in digital wallets or cold storage under its sole control. The Company has implemented internal controls, security protocols and oversight procedures reasonably designed to safeguard its Crypto Assets, manage operational and custodial risks and ensure accurate recordkeeping in all material respects. The Company is in compliance with all applicable laws, rules and regulations governing the holding, custody, transfer and management of Crypto Assets, including those administered by the Commission, the Commodity Futures Trading Commission, FinCEN, OFAC and applicable state regulators, except where noncompliance would not, individually or in the aggregate, have a Material Adverse Effect. To the Company’s knowledge, no part of its Crypto Assets portfolio has been used in violation of applicable Money Laundering Laws, counter-terrorist financing laws or Sanctions laws. The Company has not received any written notice from any governmental or regulatory authority asserting that its Crypto Asset activities are or have been in violation of law. The Company accounts for its Crypto Assets and related arrangements in accordance with IFRS, and its disclosures reflect, in all material respects, the nature of custodial relationships, risk of loss and any arrangements that affect legal control.

3.2. Representations and Warranties of the Purchasers. Each Purchaser, for itself and for no other Purchaser, hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

(a) Organization; Authority. Such Purchaser is not resident in any province or territory of Canada and is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. If the Purchaser is an individual, the Purchaser is of the full age of majority in the jurisdiction in which this Agreement is executed and is legally competent to execute, deliver and be bound by this Agreement, to perform all of its obligations hereunder and to undertake all actions required of the Purchaser hereunder. The execution and delivery of the Transaction Documents and performance by such Purchaser of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of such Purchaser. The execution and delivery of this Agreement, the performance and compliance with the terms hereof, the subscription for the Securities and the completion of the transactions contemplated hereby will not result in any material breach of, or be in conflict with or constitute a material default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a material default under any term or provision of the constating documents, by-laws or resolutions of the Purchaser (if not an individual), securities laws or any other applicable law, any agreement to which the Purchaser is a party or any applicable regulation, judgment, decree, order or ruling. Each Transaction Document to which it is a party has been duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof or thereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b) Own Account. The purchase of the Securities by the Purchaser does not contravene any securities laws, and is exempt from the disclosure requirements of securities laws. Such Purchaser understands that the Securities are “restricted securities” and have not been registered under the Securities Act or any applicable securities law or qualified by a prospectus and is acquiring the Securities as principal for its own account with investment intent and not with a view to or for distributing or reselling such Securities or any part, has no present intention of distributing any of such Securities and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities. Such Purchaser is acquiring the Securities hereunder in the ordinary course of its business. The Purchaser is not a person created or used solely to purchase or hold securities in order to comply with or rely upon an exemption from the prospectus and registration requirements of applicable securities laws and the Purchaser does not act jointly or in concert with any other person or company (other than with other investment funds managed by the same investment manager) for the purposes of acquiring securities of the Company.

(c) Access to Information. Such Purchaser acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto), the SEC Reports and the SEDAR+ Filings, (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. Such Purchaser acknowledges and agrees that neither the Placement Agent nor any Affiliate of the Placement Agent has provided such Purchaser with any information or advice with respect to the Securities nor is such information or advice necessary or desired. Neither the Placement Agent nor any Affiliate has made or makes any representation as to the Company or the quality of the Securities and the Placement Agent and any Affiliate may have acquired non-public information with respect to the Company which such Purchaser agrees need not be provided to it. In connection with the issuance of the Securities to such Purchaser, neither the Placement Agent nor any of its Affiliates has acted as a financial advisor or fiduciary to such Purchaser.

(d) Purchaser Status. At the time such Purchaser was offered the Securities, it was, and as of the date hereof it is, and on each date on which it exercises any Warrants it will be, a “qualified purchaser” as defined in Section 2(a)(51)(A) of the Investment Company Act of 1940, as amended, and either: (i) an “accredited investor”, as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7), (a)(9) or (a)(12) of Regulation D under the Securities Act, and the Subscription Amount of the Purchaser is not financed in whole or in part by any third party for the specific purpose of making the particular investment contemplated by this Agreement; or (ii) (x) an entity that is an accredited investor, as defined in Rule 501(a)(8) of Regulation D under the Securities Act, in which all of the equity holders are accredited investors, as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(5), (a)(6), (a)(7), (a)(9) or (a)(12) of Regulation D under the Securities Act, and (y) the Subscription Amount of the Purchaser and the Subscription Amount of the Purchaser’s equity holders is not financed in whole or in part by any third party for the specific purpose of making the particular investment contemplated by this Agreement. The Purchaser (i) acknowledges that the sale contemplated hereby is being made in reliance on a private placement exemption to “accredited investors” within the meaning of Section 501(a) of Regulation D under the Securities Act and similar exemptions under state law, (ii) is acquiring the Special Warrants, and upon the deemed exercise of the Special Warrants will acquire the Shares and Warrants issuable thereunder, for its own account and not for the account of others, or if the Purchaser is subscribing for the Special Warrants as a fiduciary or agent for one or more investor accounts, each owner of such account is an “accredited investor” (as defined above) and the Purchaser has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account and (iii) is not acquiring the Special Warrants, and upon the deemed exercise of the Special Warrants, will not acquire the Shares and Warrants issuable thereunder with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. The Purchaser understands and acknowledges that the purchase and sale of the Securities hereunder (i) meets the exemptions from filing under FINRA Rule 5123(b)(1), and (ii) is not being recommended (within the meaning of FINRA Rule 2111) by the Placement Agent. The Purchaser acknowledges and agrees that the acceptance of this Agreement by the Company is conditional upon, among other things, the sale of the Securities to the Purchaser being exempt from any prospectus and registration requirements of applicable securities laws and, to the extent possible, the Purchaser agrees to furnish the Company with all information that is reasonably necessary to confirm same. As a result of acquiring the Securities pursuant to an exemption from the requirements to file and obtain a receipt for a prospectus or registration statement, (i) the Purchaser may be restricted from using some of the protections, rights and remedies otherwise available under Canadian securities laws, including statutory rights of rescission or damages in the event of a misrepresentation; (ii) the Purchaser may not receive information that would otherwise be required to be provided to it under Canadian securities laws; and (iii) the Company is relieved from certain obligations that would otherwise apply under Canadian securities laws. The offering of the Securities and all transactions or series of transactions and activities contemplated under this Agreement, including the purchase of Securities by the Purchaser, is not part of a plan or scheme to avoid the prospectus requirements of Canadian securities laws or in connection with a trade to a person or company in any province or territory of Canada. The Securities: (i) have not been qualified for distribution by prospectus in Canada; and (ii) may not be offered or sold in Canada during the course of their distribution except pursuant to a Canadian prospectus or prospectus exemption. The Purchaser has not received and does not expect to receive any financial assistance from the Company directly or indirectly, in respect of the Purchaser’s purchase of the Securities.

(e) Experience of Such Purchaser. Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. Such Purchaser is able to bear the economic risk of an investment in the Securities and is able to afford a complete loss of such investment.

(f) General Solicitation and Advertising. The Purchaser has not received or been provided with a prospectus, registration statement or offering memorandum, within the meaning of Canadian and/or United States securities laws. The Purchaser’s decision to subscribe for the Securities was not based upon, and the Purchaser has not relied upon, any verbal or written representations as to fact made by or on behalf of the Company or the Placement Agent and their respective directors, officers, employees, agents and representatives. The Purchaser’s decision to subscribe for the Securities was based solely upon this Agreement, and information about the Company which is publicly available (any such information having been obtained by the Purchaser without independent investigation or verification by the Placement Agent). In addition, the Purchaser has not purchased the Securities as a result of any form of “general solicitation” or “general advertising” (as those terms are used in Rule 502(c) of Regulation D), including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the Internet or broadcast over radio, television, or the Internet or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(g) Certain Transactions and Confidentiality. Other than consummating the transactions contemplated hereunder, such Purchaser has not, nor has any Person acting on behalf of or pursuant to any understanding with such Purchaser, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the date hereof and ending immediately prior to the execution hereof. Notwithstanding the foregoing, (A) in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement, and (B) in the case of a Purchaser that has implemented internal information barriers pursuant to information controls policy to “wall-off” certain trading personnel, the representations set forth above shall only apply to such walled-off trading personnel. Other than to other Persons party to this Agreement or on an as needed basis to such Purchaser’s representatives, including, without limitation, its officers, directors, partners, legal and other advisors, employees, agents and Affiliates, such Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction).

(h) Purchaser’s Responsibility for Legal and Tax Advice. The Purchaser confirms that it is responsible for obtaining its own legal, tax, investment and other professional advice with respect to the execution, delivery and performance by it of this Agreement and the transactions contemplated hereunder including the suitability of the Securities as an investment for the Purchaser, the tax consequences of purchasing and dealing with the Securities, and the resale restrictions and “hold periods” to which the Securities are or may be subject under applicable securities laws. The Purchaser has not relied upon any statements made by or purporting to have been made on behalf of the Company, the Placement Agent or their respective counsel with respect to such matters. In particular, such Purchaser understands and agrees that there may be material tax consequences to it of an acquisition, holding, exercise or disposition of the Securities. The Company gives no opinion and makes no representation with respect to the tax consequences to such Purchaser under Canadian, United States, state, provincial, local, federal or foreign tax law of its acquisition, holding, exercise or disposition of the Securities, and such Purchaser acknowledges that it is solely responsible for determining the tax consequences to it with respect to its investment, including whether the Company will at any given time be deemed a “passive foreign investment company” within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended. The Purchaser acknowledges that the Company Canadian Counsel and Company U.S. Counsel are acting solely as counsel to the Company and the Placement Agent’s counsel is acting solely as counsel to the Placement Agent and, in each case, not as counsel to the Purchaser. The Purchaser is knowledgeable of, and has been independently advised as to, securities laws to which the Purchaser is subject.

(i) Inability to Enforce Civil Liabilities. Such Purchaser is aware that its ability to enforce civil liabilities under the United States federal securities laws may be affected adversely by, among other things: (i) the fact that the Company is organized under the laws of British Columbia, Canada; (ii) some or all of the directors and officers may be residents of countries other than the United States; and (iii) all or a substantial portion of the assets of the Corporation and such persons may be located outside the United States.

(j) [Reserved].

(k) Consent to Disclosure; Further Actions. Each Purchaser acknowledges that the Company may be required to obtain certain personal information of the Purchasers or the transactions contemplated hereunder in order to comply with applicable laws and the policies of the stock exchanges on which the securities of the Company are listed. Such information is collected by the Company solely for the purposes of completing the transactions contemplated by the Transaction Documents and completing filings required by any stock exchange or securities regulatory authority. Such information may be disclosed by the Company to: (i) stock exchanges or Canadian Qualifying Authorities; (ii) the Company’s registrar and transfer agent; (iii) any government agency, board or other entity; and (iv) any of the other parties involved in this transaction, including the Company, Company Canada Counsel, Company BC Counsel and Company U.S. Counsel, and may be included in record books in connection with such transactions. The Purchaser is notified by the Company that: (i) the Company may be required to disclose to the Canadian Qualifying Authorities certain information pertaining to the Purchaser, including the Purchaser’s name, residential address, telephone number, number of Securities purchased, the purchase price therefor, the statutory exemption relied on and the Closing Date, that is required to be disclosed under Canadian Securities Laws. By executing this Agreement, the Purchase hereby authorizes the indirect collection of such personal information by the Canadian Qualifying Authorities. By executing this Agreement, such Purchaser is deemed to consent to the foregoing collection, use and disclosure of any such personal information to comply with applicable law, including but not limited to Canadian Securities Laws. If required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, such Purchaser will execute, deliver, file and otherwise assist the Company in filing reports, questionnaires, undertakings and other documents with respect to the ownership of the Securities.

(l) Personal Information. The Purchaser acknowledges and consents to the fact that the CSE, its affiliates, authorized agents, subsidiaries and divisions collect personal information in certain information forms which are submitted to the CSE, and use such information for the following purposes:

(i) (A) to conduct background checks, (B) to verify the personal information that has been provided about each individual, (C) to consider the suitability of the individual to act as an insider of an issuer, (D) to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of the issuer, or its associates or affiliates, (E) to conduct enforcement proceedings, and (F) to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the CSE, securities legislation and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada;

(i) as part of above-mentioned process, the CSE also collects additional personal information from other sources, including but not limited to, securities regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, regulations services providers and each of their subsidiaries, affiliates, regulators and authorized agents, to ensure that the purposes set out above can be accomplished; and

(ii) the personal information the CSE collects may also be disclosed: (A) to the agencies and organizations in the preceding paragraph, or as otherwise permitted or required by law, and they may use it in their own investigations for the purposes described above; and (B) on the website of the CSE or through printed materials published by or pursuant to the directions of the CSE.

(m) Personal Information (Securities Regulators). The Purchaser acknowledges that information disclosed to a securities regulatory authority (or authorities) or regulator in Canada is collected by such body or bodies under the authority granted in securities legislation, and that such Purchaser information is being collected for the purposes of the administration and enforcement of the securities legislation of the applicable jurisdiction. The Purchaser authorizes the indirect collection of the Purchaser information by the applicable securities regulatory authority (or authorities) or regulator; and the Purchaser acknowledges that it may contact the official at the applicable authority or regulator as set out below, who can answer questions about the indirect collection of Purchaser information by such authority or regulator: British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2, Telephone: (604) 899-6854, Toll free in Canada: 1-800-373-6393, Facsimile: (604) 899-6581, Email: FOI-privacy@bcsc.bc.ca.

(n) 20% Ownership Limitation, No Insider and No Control Person. In no event will the issuance of any Securities hereunder cause the Purchaser, either alone or together with any parties that it is acting jointly and in concert with in respect of the Common Shares, to beneficially own or control a number of Common Shares that is equal to or greater than 20% of the issued and outstanding Common Shares (on a non-diluted basis). The Purchaser will not become an insider or control person (as such terms are defined under applicable securities laws) of the Company by virtue of its subscription for Securities hereunder and the Purchaser does not intend to act in concert with any other persons to form a control group of the Company.

(o) Limitations on Resale. The Purchaser understands that it may not be able to resell the Securities except in accordance with limited exemptions available under applicable securities laws, and that the Purchaser is solely responsible for (and neither the Company nor the Placement Agent are in any way responsible for) the Purchaser’s compliance with applicable resale restrictions. The Purchaser will comply with all securities laws concerning the subscription, purchase, holding and resale of the Securities and will not resell any of the Securities except in accordance with the provisions of applicable securities laws.

(p) Future Financings. The Purchaser acknowledges that the Company may complete additional financings in the future to develop the proposed business of the Company and to fund its ongoing development. There is no assurance that such financings will be available and if available, will be on reasonable terms. Any such future financings may have a dilutive effect on current shareholders, including the Purchaser.

(q) No Other Fees. Other than the Placement Agent, the Purchaser confirms that there is no person acting or purporting to act on behalf of the Purchaser in connection with the transactions contemplated herein who is entitled to any brokerage or finder’s fee. If any other person establishes a claim that any fee or other compensation is payable in connection with this subscription for the Securities on account of the Purchaser’s subscription, the Purchaser covenants to indemnify and hold harmless the Company and the Placement Agent with respect thereto and with respect to all costs reasonably incurred in the defense thereof.

(r) Non-Reliance on Placement Agent. The Purchaser acknowledges and agrees that: (i) the Placement Agent is acting solely as a placement agent for the Company in connection with the offering of the Securities, and has not acted as such Purchaser’s financial advisor, broker, dealer or fiduciary; (ii) the Purchaser has made its own independent investigation and assessment of the merits and risks of the investment in the Securities without reliance on the Placement Agent or any of its affiliates, representatives or agents; (iii) neither the Placement Agent nor any of its affiliates, representatives or agents has made any representation or warranty, express or implied, to the Purchaser with respect to the Company, the Securities or this offering; and (iv) the Purchaser hereby waives and releases, to the fullest extent permitted by applicable law, any and all claims, demands or causes of action it may have against the Placement Agent or any of its affiliates arising out of or relating to the offering of the Securities or the transactions contemplated by the Transaction Documents.

The Company acknowledges and agrees that the representations contained in this Section 3.2 shall not modify, amend or affect such Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transactions contemplated hereby. Notwithstanding the foregoing, for the avoidance of doubt, except as expressly set forth herein, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to locating or borrowing Common Shares in order to effect Short Sales or similar transactions in the future.

ARTICLE IV
OTHER AGREEMENTS OF THE PARTIES

4.1. Transfer Restrictions.

(a) The Securities may only be disposed of in compliance with applicable securities laws and stock exchange rules. In connection with any transfer of Securities, other than pursuant to an effective registration statement, Rule 904 of Regulation S under the Securities Act, or Rule 144, and in all cases, provided that no Canadian Securities Laws apply to such transfer, to the Company or to an Affiliate of a Purchaser or, in connection with a pledge as contemplated in Section 4.1(d), the Company may, acting reasonably, require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act or otherwise.

(b) The Purchasers in the United States agree to the imprinting, so long as is required by this Section 4.1, of legend on any of the Securities in the following form:

THE SECURITIES REPRESENTED HEREBY [AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOF] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR U.S. STATE SECURITIES LAWS. BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOF, THE HOLDER AGREES FOR THE BENEFIT OF BITZERO HOLDINGS INC. (THE “COMPANY”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE COMPANY; OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULES 903 OR 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; OR (C) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS; OR (D) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION FROM THE U.S. SECURITIES ACT, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

(c) The Purchasers agree to the imprinting of the following legend on the Special Warrants in the following form, until removed in accordance with the Registration Rights Agreement:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND ONE DAY AFTER THE DATE OF ISSUANCE].

(d) The Company acknowledges and agrees that a Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Shares and/or Warrants to a financial institution that is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act and not a resident of or subject to the laws of any Canadian jurisdiction, and, if required under the terms of such arrangement, such Purchaser may transfer pledged or secured Shares and/or Warrants to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Purchaser’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Shares and/or Warrants may reasonably request in connection with a pledge or transfer of the Shares and/or Warrants, including, if the Shares and/or Warrants are subject to registration pursuant to the Registration Rights Agreement, the preparation and filing of any required prospectus supplement under Rule 424(b)(3) under the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of Selling Shareholders (as defined in the Registration Rights Agreement) thereunder.

(e) Certificates evidencing the Shares and the Warrant Shares shall not contain any legend (including the legends set forth in Section 4.1(b) and Section 4.1(c) hereof): (A) if a Qualifying Prospectus has been filed with the Canadian Qualifying Authorities qualifying the Shares and Warrants issuable upon the deemed exercise of the Special Warrants (and a final receipt issued therefor, if required), and (B) (i) while a registration statement (including the Registration Statement) covering the resale of such security is effective under the Securities Act, (ii) following any sale of such Shares or Warrant Shares pursuant to Rule 144 (assuming, with respect to the Warrant Shares, cashless exercise of the Warrants), (iii) if such Shares or Warrant Shares are eligible for sale under Rule 144 (assuming, in the case of the Warrant Shares, cashless exercise of the Warrants), without volume or manner-of-sale restrictions, or (iv) if such legend is not required under applicable requirements of applicable securities laws, including the policies of the CSE. The Company shall cause its counsel to issue a legal opinion to the Transfer Agent or the Purchaser promptly after the effective date of the Registration Statement if required by the Transfer Agent to effect the removal of the legend hereunder, or if requested by a Purchaser, respectively. If any portion of a Warrant is exercised at a time when there is an effective registration statement to cover the resale of the Warrant Shares, or if such Warrant Shares may be sold under Rule 144 and the Company is then in compliance with the current public information required under Rule 144, or if the Warrant Shares may be sold under Rule 144 (assuming cashless exercise of the Warrants) without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such Warrant Shares and without volume or manner-of-sale restrictions or if such legend is not otherwise required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission) or as provided in the Warrants, then such Warrant Shares shall be issued free of all legends. The Company agrees that at such time as such legend is no longer required under this Section 4.1(e), it will, no later than the earlier of (i) one (1) Trading Day and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) following the delivery by a Purchaser to the Company or the Transfer Agent of a certificate representing Shares or Warrant Shares, as applicable, issued with a restrictive legend (such date, the “Legend Removal Date”), deliver or cause to be delivered to such Purchaser a certificate representing such shares that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 4.1. Certificates for Shares or Warrant Shares subject to legend removal hereunder shall be transmitted by the Transfer Agent to the Purchaser by crediting the account of the Purchaser’s prime broker with the Depository Trust Company System as directed by such Purchaser. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Common Shares as in effect on the date of delivery of a certificate representing Shares or Warrant Shares, as applicable, issued with a restrictive legend. Notwithstanding anything herein to the contrary, all fees charged by the Transfer Agent and legal counsel to the Company in connection with the removal of any legends shall be paid by the Company.

(f) In addition to such Purchaser’s other available remedies, the Company shall pay to a Purchaser, in cash, (i) as partial liquidated damages and not as a penalty, for each $1,000 of Shares or Warrant Shares (based on the VWAP of the Common Shares on the date such Securities are submitted to the Transfer Agent) delivered for removal of the restrictive legend and subject to Section 4.1(e), $10 per Trading Day (increasing to $20 per Trading Day five (5) Trading Days after such damages have begun to accrue) for each Trading Day beginning on the second (2nd) Trading Day after the Legend Removal Date until such certificate is delivered without a legend, provided, that (A) in no event shall the aggregate amount of liquidated damages payable pursuant to this clause (i) exceed ten percent (10%) of the aggregate Subscription Amount of such Purchaser and (B) if such Purchaser fails to deliver any certificate, representation letter or other documentation reasonably requested by the Company or the Transfer Agent that is required to effect the removal of such legend, the Legend Removal Date shall be extended until the second (2nd) Trading Day following the date of receipt by the Company or the Transfer Agent of such documentation, and (ii) if the Company fails to (a) issue and deliver (or cause to be delivered) to a Purchaser by the Legend Removal Date a certificate representing the Shares or Warrant Shares so delivered to the Company by such Purchaser that is free from all restrictive and other legends and (b) if after the Legend Removal Date such Purchaser purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by such Purchaser of all or any portion of the number of Shares or Warrant Shares, or a sale of a number of Share or Warrant Shares equal to all or any portion of the number of Shares or Warrant Shares that such Purchaser anticipated receiving from the Company without any restrictive legend (a “Buy-In”), then, an amount equal to the excess of such Purchaser’s total purchase price for the Common Shares so purchased (including brokerage commissions and other out-of-pocket expenses, if any) over the product of (x) such number of Shares or Warrant Shares that the Company was required to deliver to such Purchaser by the Legend Removal Date multiplied by (y) the price at which the sell order giving rise to such purchase obligation was executed. Such Purchaser shall provide the Company written notice indicating the amounts payable to such Purchaser in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss.

(g) Each Purchaser, severally and not jointly with the other Purchasers, agrees with the Company that such Purchaser will sell any Shares or Warrant Shares pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and in any event, in compliance with applicable securities laws, and that if Securities are sold pursuant to a Registration Statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from certificates representing Securities as set forth in this Section 4.1 is predicated upon the Company’s reliance upon this understanding.

4.2. Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

4.3. Securities Laws Disclosure; Publicity. The Company shall (a) before 9:01 am (New York City time) on July 30, 2026 issue a press release disclosing the material terms of the transactions contemplated hereby, (b) file a Report on Form 6-K, including the Transaction Documents as exhibits thereto, with the Commission within the time required by the Exchange Act, and (c) make such filings as required at that time by the Canadian Qualifying Authorities. From and after the issuance of such press release and until the Closing Date, the Company represents to the Purchasers that it shall have publicly disclosed all material, non-public information delivered to any of the Purchasers by the Company or any of the Subsidiaries, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. In addition, effective upon the issuance of such press release, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officer, directors, agents, employees or Affiliates on the one hand, and any of the Purchasers or any of their Affiliates on the other hand, shall terminate. The Company and each Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor any Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Purchaser, or without the prior consent of each Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication. Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of such Purchaser, except (a) as required by securities laws in connection with (i) any registration statement contemplated by the Registration Rights Agreement and (ii) the filing of final Transaction Documents with the Commission and (b) to the extent such disclosure is required by law, Trading Market regulations or the policies of the CSE.

4.4. Shareholder Rights Plan. No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that any Purchaser is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, solely by virtue of receiving Securities under the Transaction Documents.

4.5. Non-Public Information. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, which shall be disclosed pursuant to Section 4.3, the Company covenants and agrees that neither it, nor any other Person acting on its behalf will provide any Purchaser or any Purchaser’s agents or counsel with any information that constitutes, or the Company reasonably believes constitutes, material non-public information, unless prior thereto such Purchaser shall have consented to the receipt of such information and agreed with the Company to keep such information confidential. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries that requires disclosure under Canadian Securities Laws or the Exchange Act, the Company shall simultaneously file such material non-public information on SEDAR+ and furnish such material non-public information to the Commission pursuant to a Report on Form 6-K. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

4.6. Use of Proceeds. The Company shall use the net proceeds from the sale of the Securities hereunder for payment of debt described in the SEC Reports and the SEDAR+ Filings, continuing development of product and service offerings, potential future acquisitions, working capital and other general corporate purposes and shall not use such proceeds in violation of FCPA, OFAC or CFPOA regulations.

4.7. Indemnification of Purchasers. Subject to the provisions of this Section 4.7, the Company will indemnify and hold each Purchaser and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur caused by or based upon (a) any breach of any of the representations or warranties made by the Company in this Agreement or in the other Transaction Documents or (b) any action instituted against the Purchaser Parties in any capacity, or any of them or their respective Affiliates, by any shareholder of the Company who is not an Affiliate of such Purchaser Party, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is based upon or arises out of a material breach of such Purchaser Party’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser Party may have with any such shareholder or any violations by such Purchaser Party of state, provincial, territorial or federal securities laws or any conduct by such Purchaser Party which is finally judicially determined to constitute fraud, gross negligence or willful misconduct). If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party. Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (x) the employment thereof has been specifically authorized by the Company in writing, (y) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (z) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Purchaser Party under this Agreement (1) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (2) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement or in the other Transaction Documents. The Company shall not, without the prior written consent of the Purchaser Party, effect any settlement of any pending or threatened action or proceeding in respect of which any Purchaser Party is or could have been a party and indemnity could have been sought hereunder by such Purchaser Party, unless such settlement includes an unconditional release of such Purchaser Party from all liability on claims that are the subject matter of such proceeding and does not include any statements as to, or any findings of, fault, culpability or a failure to act by or on behalf of any Purchaser Party.The indemnification required by this Section 4.7 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company or others and any liabilities the Company may be subject to pursuant to law.

4.8. Reservation of Common Shares. As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of Common Shares for the purpose of enabling the Company to issue the Shares and Warrants Shares pursuant to this Agreement, and pursuant to the terms of the Special Warrants and the Warrants.

4.9. Listing of Common Shares. The Company hereby agrees to use commercially reasonable efforts to maintain the listing or quotation of the Common Shares on a Trading Market for a period of one year following the expiration of the Warrants; provided, that nothing in this Section 4.9 shall prohibit or restrict the Company from consummating any merger, amalgamation, arrangement, consolidation, take-over bid, sale of all or substantially all of the Company’s assets or other business combination or similar transaction or any re-domiciliation into the United States, whether or not the Common Shares cease to be listed or quoted on any Trading Market in connection therewith, and concurrently with the Closing, the Company shall comply with all CSE policies required to list all of the Shares and Warrant Shares on the CSE and provide notification of the offering of the Securities to the NASDAQ and use commercially reasonable efforts to promptly thereafter secure the listing of all of the Shares and the Warrant Shares on the CSE and the NASDAQ. The Company further agrees, if the Company applies to have the Common Shares traded on any other Trading Market (other than the CSE or the NASDAQ), it will then include in such application all of the Shares and Warrant Shares, and will take such other action as is necessary to cause all of the Shares and Warrant Shares to be listed or quoted on such other Trading Market as promptly as possible. For so long as the Company maintains a listing or quotation of the Common Shares on a Trading Market, the Company agrees to maintain the eligibility of the Common Shares for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

4.10. Form D; Blue Sky Filings. To the extent required by applicable law, the Company agrees to timely file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof, promptly upon request of any Purchaser. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Securities for, sale to the Purchasers at the Closing under applicable securities or “Blue Sky” laws of the applicable states of the United States, and shall provide evidence of such actions promptly upon request of any Purchaser.

4.11. Subsequent Equity Sales. For the period commencing on the Closing Date until sixty (60) days following the effective date of the Registration Statement, neither the Company nor any Subsidiary shall (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or Common Share Equivalents nor (ii) file a registration statement or a prospectus, in each case other than as contemplated pursuant to the Registration Rights Agreement; provided, that the foregoing shall not apply to (A) the issuance of Common Shares or options, restricted share units or other awards to employees, officers, directors or consultants of the Company pursuant to the Equity Compensation Plans; provided, that any such issuances to consultants will only be issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith during the period described in this Section 4.11, (B) the issuance of Common Shares upon the exercise, exchange or conversion of any Securities issued hereunder or of any options, warrants or other securities of the Company or any Subsidiary outstanding as of the date hereof, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price thereof, (C) the issuance of Common Shares or Common Share Equivalents pursuant to acquisitions, licensing arrangements, joint ventures or other strategic transactions approved by a majority of the disinterested directors of the Company, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith during the period described in this Section 4.11, and shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities, and (D) the filing by the Company of a short form base shelf prospectus with the Canadian Qualifying Authorities and a corresponding registration statement on Form F-10 with the Commission (and any amendments or supplements thereto).

4.12. Equal Treatment of Purchasers. No consideration (including any modification of any Transaction Document) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of the Transaction Documents unless the same consideration is also offered to all of the parties to such Transaction Documents. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser, and is intended for the Company to treat the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.

4.13. Certain Transactions and Confidentiality. Each Purchaser, severally and not jointly with the other Purchasers, covenants to the Company that neither it nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales of any of the Company’s securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.3. Each Purchaser, severally and not jointly with the other Purchasers, covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release as described in Section 4.3, such Purchaser will maintain the confidentiality of the existence and terms of this transaction and the information included in this Agreement, including the schedules hereto. Notwithstanding the foregoing, and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.3, (ii) no Purchaser shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.3 and (iii) no Purchaser shall have any duty of confidentiality or duty not to trade in the securities of the Company to the Company or the Subsidiaries after the issuance of the initial press release as described in Section 4.3. Notwithstanding the foregoing, (A) in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement and (B) in the case of a Purchaser that has implemented internal information barriers pursuant to information controls policy to “wall-off” certain trading personnel, this Section 4.13 shall apply only with respect to activities of such walled-off trading personnel.

4.14. Lock-Up. The Company shall not amend, modify, waive or terminate any provision of any of the Lock-Up Agreements except to extend the term of the lock-up period and shall enforce the provisions of each Lock-Up Agreement in accordance with its terms, other than with the prior written consent of the Placement Agent, such consent not to be unreasonably withheld, delayed or conditioned.

4.15. Passive Foreign Investment Company. If the Purchaser so requests in writing for any taxable year of the Company, for so long as the Purchaser continues to hold any Securities, the Company, after consulting with its outside accounting firm, shall within twenty (20) days notify the Purchaser in writing that either (A) neither the Company nor any of its Subsidiaries was a PFIC for such year, or (B) the Company and/or one or more of its Subsidiaries was a PFIC for such year, in which event the Company shall provide to the Purchaser the information reasonably necessary to allow the Purchaser to elect to treat each of the Company and/or such subsidiaries as a qualified electing fund (within the meaning of Section 1295 of the Code) for such year, including a PFIC Annual Information Statement as described in U.S. Treasury Regulation Section 1.1295-1(g)(1) (or any successor Treasury Regulation).

4.16. Public Information. At any time during the period commencing from the one year anniversary of the date hereof and ending at such time that all of the Securities (assuming cashless exercise for the Warrants) may be sold without the requirement for the Company to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144, if the Company (i) shall fail for any reason to satisfy the current public information requirement under Rule 144(c) or (ii) has ever been an issuer described in Rule 144(i)(1)(i) or becomes such an issuer in the future, and the Company shall fail to satisfy any condition set forth in Rule 144(i)(2) (a “Public Information Failure”) then, in addition to such Purchaser’s other available remedies, the Company shall pay to a Purchaser, in cash, as partial liquidated damages and not as a penalty, by reason of any such delay in or reduction of its ability to sell the Securities, an amount in cash equal to two percent (2.0%) of the aggregate Subscription Amount of such Purchaser’s Securities on the Calendar Day of a Public Information Failure and on every thirtieth (30th) Calendar Day (prorated for periods totaling less than thirty Calendar Days) thereafter until the earlier of (a) the date such Public Information Failure is cured and (b) such time that such public information is no longer required for the Purchasers to transfer the Shares and Warrant Shares pursuant to Rule 144. The payments to which a Purchaser shall be entitled pursuant to this Section 4.16 are referred to herein as “Public Information Failure Payments.” Public Information Failure Payments shall be paid on the earlier of (i) the last Calendar Day of the calendar month during which such Public Information Failure Payments are incurred and (ii) the third (3rd) Business Day after the event or failure giving rise to the Public Information Failure Payments is cured. If the Company fails to make Public Information Failure Payments in a timely manner, such Public Information Failure Payments shall bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full. Nothing herein shall limit such Purchaser’s right to pursue actual damages for the Public Information Failure, and such Purchaser shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. Notwithstanding anything to the contrary contained herein, (i) no Public Information Failure Payments shall be required to be paid hereunder to any Purchaser for any period of time, if during such period of time, a U.S. Resale Prospectus (as defined in the Registration Rights Agreement) is available for the Securities held by such Purchaser, at all time during such period of time, and (ii) any Public Information Failure Payments shall be reduced, on a dollar for dollar basis, for any liquidated amounts payable pursuant to Section 3(d) of the Registration Rights Agreement by the Company to the same Purchaser for the same period of time.

ARTICLE V
MISCELLANEOUS

5.1. Termination. This Agreement may be terminated by any Purchaser, as to such Purchaser’s obligations hereunder only and without any effect whatsoever on the obligations between the Company and the other Purchasers, by written notice to the Company, if the Closing has not been consummated on or before (x) if this Agreement is executed and delivered at or prior to 4:00 p.m. (New York City time) on a Trading Day, the first (1st) Trading Day following the date hereof, and (y) if this Agreement is executed and delivered after 4:00 p.m. (New York City time) on a Trading Day, or on a day that is not a Trading Day, the second (2nd) Trading Day following the date hereof; provided, however, that no such termination will affect the right of any party to sue for any breach by any other party (or parties).

5.2. Fees and Expenses. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any exercise notice delivered by a Purchaser), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchasers.

5.3. Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4. Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via email attachment at the email address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via email attachment at the email address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously disclose such information in accordance with applicable law and file such notice with the Commission pursuant to a Current Report on Form 6-K.

5.5. Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and Purchasers which purchased at least 50.1% in interest of the Securities based on the initial Subscription Amounts hereunder or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought; provided that if any amendment, modification or waiver disproportionately and adversely impacts a Purchaser (or multiple Purchasers), the consent of such disproportionately impacted Purchaser (or at least 50.1% in interest of such multiple Purchasers) shall also be required; provided further, that any waiver, modification, supplement or amendment entered into prior to the Closing Date shall be signed by each Purchaser; and provided further, that no amendment that may adversely impact the Placement Agent can be made without the Placement Agent’s consent. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Any proposed amendment or waiver that disproportionately, materially and adversely affects the rights and obligations of any Purchaser relative to the comparable rights and obligations of the other Purchasers shall require the prior written consent of such adversely affected Purchaser. Any amendment effected in accordance with this Section 5.5 shall be binding upon each Purchaser and holder of Securities and the Company.

5.6. Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Purchaser (other than by merger). Any Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the “Purchasers.”

5.8. Third-Party Beneficiaries. The Placement Agent shall be the third-party beneficiary of the representations and warranties of the Company in Section 3.1 and the representations and warranties of the Purchasers in Section 3.2. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.7 and this Section 5.8.

5.9. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such action or proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an action or proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company under Section 4.7, the prevailing party in such action or proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

5.10. Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Securities for a period of not longer than three (3) years from the Closing.

5.11. Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such “.pdf” signature page were an original thereof.

5.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.13. Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Securities.

5.14. Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

5.15. Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. Each Purchaser has been represented by its own separate legal counsel in its review and negotiation of the Transaction Documents. For reasons of administrative convenience only, each Purchaser and its respective counsel have chosen to communicate with the Company through the legal counsel of the Placement Agent. The legal counsel of the Placement Agent does not represent any of the Purchasers and only represents the Placement Agent. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Purchasers. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company and a Purchaser, solely, and not between the Company and the Purchasers collectively and not between and among the Purchasers.

5.16. Liquidated Damages. The Company’s obligations to pay any partial liquidated damages or other amounts owing under the Transaction Documents is a continuing obligation of the Company and shall not terminate until all unpaid partial liquidated damages and other amounts have been paid notwithstanding the fact that the instrument or security pursuant to which such partial liquidated damages or other amounts are due and payable shall have been canceled.

5.17. Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.18. Currency. Unless otherwise stated, all dollar amounts and references to ”US$” or “$” in this Agreement refer to the lawful currency of the United States. All references to “C$” are to the lawful currency of Canada.

5.19. Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and Common Shares in any Transaction Document shall be subject to adjustment for reverse and forward share splits, share dividends, share combinations and other similar transactions of the Common Shares that occur after the date of this Agreement.

5.20. Further Assurances. If required by securities laws or by any securities commission, stock exchange or other regulatory authority, the Purchaser will execute, deliver, file and otherwise assist the Company and/or the Placement Agent in filing, such reports, undertakings and other documents with respect to the subscription for and issuance of the Securities.

5.21. WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

(Signature Pages Follow)

IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed by its authorized signatory as of the date first indicated above.

Bitzero Holdings Inc.
By:	/s/ Mohammed Bakhashwain
Name: Mohammed Bakhashwain
Title: Chief Executive Officer

Address for Notice: Bitzero Holdings Inc. Suite 1100, One Bentall Centre, 505 Burrard Street Vancouver, British Columbia V7X 1M5 Canada Attn: Mohammed Bakhashwain; Jared Adelstein
E-mail: [***]

With a copy to: Greenberg Traurig, P.A. 333 S.E. 2nd Avenue, Suite 4400 Miami, Florida 33131 Attn: Raffael Fiumara, Esq.
E-mail: [***]

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE FOR PURCHASER FOLLOWS]

[PURCHASER SIGNATURE PAGES TO BITZERO HOLDINGS INC.
SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:

Signature of Authorized Signatory of Purchaser:

Name of Authorized Signatory:

Title of Authorized Signatory:

Email Address of Authorized Signatory:

Address for Notice to Purchaser:

Address for Delivery of Securities to Purchaser (if not same as address for notice):

Subscription Amount: US$

Special Warrants:

EIN:

☐	Notwithstanding anything contained in this Agreement to the contrary, by checking this box (i) the obligations of the above-signed to purchase the securities set forth in this Agreement to be purchased from the Company by the above-signed, and the obligations of the Company to sell such securities to the above-signed, shall be unconditional and all conditions to Closing shall be disregarded, (ii) the Closing shall occur on (x) if this Agreement is executed and delivered at or prior to 4:00 p.m. (New York City time) on a Trading Day, the first (1st) Trading Day following the date hereof, and (y) if this Agreement is executed and delivered after 4:00 p.m. (New York City time) on a Trading Day, or on a day that is not a Trading Day, the second (2nd) Trading Day following the date hereof and (iii) any condition to Closing contemplated by this Agreement (but prior to being disregarded by clause (i) above) that required delivery by the Company or the above-signed of any agreement, instrument, certificate or the like or purchase price (as applicable) shall no longer be a condition and shall instead be an unconditional obligation of the Company or the above-signed (as applicable) to deliver such agreement, instrument, certificate or the like or purchase price (as applicable) to such other party on the Closing Date.

EXHIBIT A
FORM OF SPECIAL WARRANT CERTIFICATE
(See Attached)

EXHIBIT b
FORM OF WARRANT CERTIFICATE
(See Attached)

EXHIBIT c
FORM OF REGISTRATION RIGHTS AGREEMENT
(See Attached)

EXHIBIT d
FORM OF LOCK-UP AGREEMENT
(See Attached)